11015381

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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BB 9/7 *

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/10 and ending 06/30/11

A. REGISTRANT IDENTIFICATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Thurston, Springer, Miller, Herd & Titak Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Lynette Herd (317)581-4000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue
(No. and Street)

Blue Island	Illinois	60406
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
05 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB 9/8

OATH OR AFFIRMATION

I, **Lynette Herd**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Secretary/Treasurer
Title

... J. HORAN
Notary Public, State of Indiana
Marion County
My Commission Expires
October 06, 2011

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THURSTON, SPRINGER, MILLER,
HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 22, 2011

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

Cash and cash equivalents	$	97,544
Receivable from broker/dealers		387,776
Concessions and fees receivable		152,051
Securities owned, at fair value		140
Office furniture, equipment and leasehold improvements (net of accumulated depreciation of $352,799)		120,167
Other assets		74,506
TOTAL ASSETS	$	832,184

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	46,616
Commissions payable		159,337
Other liabilities		97,847
Total Liabilities	$	303,800
SHAREHOLDERS' EQUITY		
Common stock, no par value; 2,000 shares authorized, 1,000 shares issued and outstanding	$	25,511
Additional paid-in capital		68,048
Retained earnings		434,825
Total Shareholders' Equity	$	528,384
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	832,184

The accompanying notes are an integral part of this financial statement.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (the "Company") was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation - Depreciation of office furniture and equipment is provided for using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a fifteen year period.

Subsequent Events - The Company has evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and cash equivalents, the Company's deposit with its clearing broker/dealer (see Note 5) that is included in receivable from broker/dealers on the statement of financial condition, and to securities owned, which consist of a security issued by the Federal National Mortgage Association (FNMA).

No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - RELATED PARTY INFORMATION

Included in other assets is $13,730 due from an officer of the Company.

In July, 2004 the Company purchased a 32.34% interest in T-SHMT, LLC. In October, 2005 and January, 2007 the Company purchased an additional 19.6% and 22.55% respectively.

In December 2010, the Company sold its entire interest in T-SHMT, LLC to an officer of the Company. The gain on sale of $12,349 is included in investment gains on the statement of income.

The Company is required to pay all housing, maintenance and insurance costs associated with an aircraft owned by T-SHMT, LLC. Total payments to satisfy this requirement were $25,412 for the year ended June 30, 2011.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2011 the Company's net capital and required net capital were $247,278 and $50,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 123%.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in January, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement was three years and is automatically renewed for additional one year terms unless cancelled by either party. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and the Company impose rules to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services.

NOTE 6 - SHAREHOLDER AGREEMENT

An agreement exists between two shareholders of the Company, representing 948 of the 1,000 outstanding common shares. Pursuant to the terms of the agreement, upon the death of the majority shareholder, the minority shareholder would have the option to sell her shares to either the estate of the majority shareholder or the Company (to be determined by the executor of the estate). The price to be paid is one and one half times the book value at the end of the month prior to the death of the majority shareholder.

NOTE 7 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2011 totaled $60,140. This amount is included in compensation and related benefits on the statement of income.

NOTE 8 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 9 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring October 31, 2018, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30,	Amount
2012	$ 134,322
2013	137,625
2014	140,928
2015	144,231
2016	147,534
2017	150,837
2018	154,140
2019	51,747
Total	$ 1,061,364

Office rent expense resulting from this lease for the year was $163,095. Included in other liabilities on the statement of financial condition is accrued rent of $80,974.

A renewal option and termination provisions are included in lease agreement.

THURSTON, SPRINGER, MILLER,
HERD & TITAK, INC.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2011

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Thurston, Springer, Miller, Herd & Titak, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Thurston, Springer, Miller, Herd & Titak, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thurston, Springer, Miller, Herd & Titak, Inc.'s management is responsible for Thurston, Springer, Miller, Herd & Titak, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 22, 2011

THURSTON, SPRINGER, MILER, HERD & TITAK, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$	2,578
Less Payments Made:			
Date Paid	Amount		
1-20-11	$1,336		
Overpayment	100		
			(1,436)
Interest on late payment(s)			
Total Assessment Balance and Interest Due		$	1,142
Payment made with Form SIPC 7		$	1,242

See Accountant's Report

THURSTON, SPRINGER, MILER, HERD & TITAK, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

Total revenue	$ 3,306,972
Additions:	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	2,120,982
Revenues from commodity transactions	11,427
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	115,856
Net gain from securities in investment account	0
40% of interest earned on customer accounts	27,664
Other	0
Total deductions	$ 2,275,929
SIPC NET OPERATING REVENUES	$ 1,031,043
GENERAL ASSESSMENT @ .0025	$ 2,578

See Accountant's Report